SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of ClearBridge Energy MLP Opportunity Fund Inc. was held on March 24, 2016, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors



Votes
Nominees
Votes For
Withheld
Leslie H. Gelb
27,331,005
1,040,740
William R. Hutchinson
27,382,694
989,051
Jane Trust
27,382,777
988,968




At May 31, 2016, in addition to Leslie H. Gelb, William R. Hutchinson and Jane Trust, the other Directors of the Fund were as follows:

Robert D. Agdern
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Eileen A. Kamerick
Riordan Roett